Exhibit 12.2

Exelon Generation Company, LLC SEC Ratio of Earnings to Fixed Charges For the Six Months Ended June 30, 2016

Six Months Ended June 30, 2016
Pre-tax income (loss) from continuing operations after adjustment for income or loss from equity investees, minority interest, capitalized interest and preference security dividend requirements
Income from continuing operations before income taxes and minority interest	416
Plus amortization of capitalized interest	—
Plus (income) loss from equity investees	—
Less capitalized interest	(50)
Less preference security dividend requirements of consolidated subsidiaries	—
Less minority interest of in pre-tax income of subs that have not incurred fixed charges	—

366
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtness	240
Interest component of rental expense	108
Distributions on mandatorily redeemable preferred securities	—
Preferred stock dividend requirements of consolidated subsidiaries	—

348
Pre-tax income (loss) from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements plus fixed charges	714

Ratio of earnings to fixed charges	2.1